United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October, 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

September 30, 2015

IFRS

Filed with the CVM, SEC and HKEx on

October 22, 2015

Vale S.A.

KPMG Auditores Independentes	Central Tel 55 (21) 3515-9400
Av. Almirante Barroso, 52 - 4º	Fax	55 (21) 3515-9000
20031-000 - Rio de Janeiro, RJ - Brasil Caixa Postal 2888	Internet	www.kpmg.com.br
20001-970 - Rio de Janeiro, RJ - Brasil

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (“the Company”) and its subsidiaries as of September 30, 2015 and the related condensed consolidated statements of income/(loss), comprehensive income/(loss) and cash flows for the three-month and nine-month periods ended on September 30, 2015 and 2014 and the condensed consolidated statements of changes in stockholders’ equity for the nine-month period ended on September 30, 2015 and 2014. These condensed consolidated financial statements are responsibility of Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Vale S.A. and its subsidiaries as of December 31, 2014 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the year then ended, and in our report dated February 25, 2015, we expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Independentes

Rio de Janeiro, Brazil

October 21, 2015

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Condensed Consolidated Balance Sheet

In millions of United States dollars

	Notes		September 30, 2015	December 31, 2014
			(unaudited)
Assets
Current assets
Cash and cash equivalents	8		4,397	3,974
Financial investments			65	148
Derivative financial instruments	24		158	166
Accounts receivable	9		2,028	3,275
Related parties	31		343	579
Inventories	10		3,808	4,501
Prepaid income taxes			904	1,581
Recoverable taxes	11		1,364	1,700
Others			746	670
			13,813	16,594

Non-current assets held for sale	6		3,888	3,640
			17,701	20,234
Non-current assets
Related parties	31		23	35
Loans and financing			194	229
Judicial deposits	18	(c)	838	1,269
Prepaid income taxes			417	478
Deferred income taxes	20		7,982	3,976
Recoverable taxes	11		527	401
Derivative financial instruments	24		133	87
Others			743	705
			10,857	7,180

Investments	12		3,101	4,133
Intangible assets, net	13		5,513	6,820
Property, plant and equipment, net	14		61,853	78,122
			81,324	96,255
Total			99,025	116,489

Condensed Consolidated Balance Sheet

In millions of United States dollars

(continued)

	Notes		September 30, 2015	December 31, 2014
			(unaudited)
Liabilities
Current liabilities
Suppliers and contractors			3,482	4,354
Payroll and related charges			455	1,163
Derivative financial instruments	24		1,422	1,416
Loans and financing	16		3,030	1,419
Related parties	31		141	306
Income taxes - Settlement program	19		330	457
Taxes payable			261	550
Provision for income taxes			217	353
Employee postretirement obligations	21	(a)	69	67
Asset retirement obligations	17		81	136
Redeemable noncontrolling interest			135	—
Others			323	405
			9,946	10,626

Liabilities associated with non-current assets held for sale	6		280	111
			10,226	10,737
Non-current liabilities
Derivative financial instruments	24		2,808	1,610
Loans and financing	16		25,645	27,388
Related parties	31		76	109
Employee postretirement obligations	21	(a)	1,881	2,236
Provisions for litigation	18	(a)	858	1,282
Income taxes - Settlement program	19		3,992	5,863
Deferred income taxes	20		2,896	3,341
Asset retirement obligations	17		2,648	3,233
Participative stockholders’ debentures	30	(b)	603	1,726
Redeemable noncontrolling interest			—	243
Deferred revenue - Gold stream	29		1,785	1,323
Others			1,106	1,077
			44,298	49,431
Total liabilities			54,524	60,168

Stockholders’ equity	25
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,027,127,718 shares issued			23,089	23,089
Common stock — 3,600,000,000 no-par-value shares authorized and 3,217,188,402 shares issued			38,525	38,525
Treasury stock — 59,405,792 preferred and 31,535,402 common shares			(1,477)	(1,477)
Results from operations with noncontrolling stockholders			(269)	(449)
Results on conversion of shares			(152)	(152)
Unrealized fair value gain (losses)			(1,171)	(1,713)
Cumulative translation adjustments			(26,084)	(22,686)
Profit reserves			9,798	19,985
Total company stockholders’ equity			42,259	55,122
Noncontrolling stockholders’ interests			2,242	1,199
Total stockholders’ equity			44,501	56,321
Total liabilities and stockholders’ equity			99,025	116,489

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Income

In millions of United States dollars, except as otherwise stated

			(unaudited)
			Three-month period ended		Nine-month period ended
	Notes		September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Net operating revenue	26	(c)	6,505	9,062	19,710	28,467
Cost of goods sold and services rendered	27	(a)	(5,040)	(6,501)	(15,394)	(18,172)
Gross profit			1,465	2,561	4,316	10,295

Operating (expenses) income
Selling and administrative expenses	27	(b)	(131)	(274)	(485)	(793)
Research and evaluation expenses			(121)	(194)	(358)	(499)
Pre operating and stoppage operation			(266)	(284)	(789)	(796)
Other operating expenses, net	27	(c)	(113)	(184)	(270)	(566)
			(631)	(936)	(1,902)	(2,654)
Impairment of non-current assets	15		—	—	—	(774)
Gain (loss) on measurement or sale of non-current assets	6 and 7		(48)	—	90	—
Operating income			786	1,625	2,504	6,867

Financial income	28		2,556	1,121	6,375	3,668
Financial expenses	28		(9,732)	(4,489)	(17,529)	(6,946)
Equity results from joint ventures and associates	12		(349)	35	(402)	474
Results on sale or disposal of investments from joint ventures and associates	6 and 7		—	(43)	97	(61)
Net income (loss) before income taxes			(6,739)	(1,751)	(8,955)	4,002

Income taxes	20
Current tax			(100)	65	(237)	(1,414)
Deferred tax			4,603	258	5,415	(255)
			4,503	323	5,178	(1,669)
Net income (loss)			(2,236)	(1,428)	(3,777)	2,333
Loss attributable to noncontrolling stockholders’ interests			(119)	9	(217)	(173)
Net income (loss) attributable to the Company’s stockholders			(2,117)	(1,437)	(3,560)	2,506

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25	(b)
Preferred share (US$)			(0.41)	(0.28)	(0.69)	0.49
Common share (US$)			(0.41)	(0.28)	(0.69)	0.49

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Comprehensive Income

In millions of United States dollars

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net income (loss)	(2,236)	(1,428)	(3,777)	2,333
Other comprehensive income
Items that will not be reclassified subsequently to income
Cumulative translation adjustments	(10,966)	(7,093)	(18,869)	(2,895)

Retirement benefit obligations
Gross balance for the period	(7)	4	(14)	110
Effect of taxes	2	(3)	25	(24)
Equity results from joint ventures and associates, net taxes	—	—	—	1
	(5)	1	11	87
Total items that will not be reclassified subsequently to income	(10,971)	(7,092)	(18,858)	(2,808)

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	6,632	3,591	10,345	1,218

Available-for-sale financial instruments
Gross balance for the period	—	(4)	—	(4)
Transfer of realized results to income, net of taxes	—	4	—	4
	—	—	—	—
Cash flow hedge
Gross balance for the period	148	(55)	689	10
Effect of taxes	(2)	2	(5)	(2)
Equity results from joint ventures and associates, net taxes	(3)	(2)	(5)	5
Transfer of realized results to income, net of taxes	(119)	(12)	(362)	(43)
	24	(67)	317	(30)
Total of items that will be reclassified subsequently to income	6,656	3,524	10,662	1,188
Total comprehensive income (loss)	(6,551)	(4,996)	(11,973)	713
Comprehensive income (loss) attributable to noncontrolling stockholders’ interests	(162)	13	(266)	(161)
Comprehensive income (loss) attributable to the Company’s stockholders	(6,389)	(5,009)	(11,707)	874
	(6,551)	(4,996)	(11,973)	713

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Changes in Stockholders’ Equity

In millions of United States dollars

	Nine-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2013	60,578	(152)	(400)	29,566	(4,477)	(1,202)	(20,588)	—	63,325	1,611	64,936
Net income (loss)	—	—	—	—	—	—	—	2,506	2,506	(173)	2,333
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	87	—	—	87	—	87
Cash flow hedge	—	—	—	—	—	(30)	—	—	(30)	—	(30)
Translation adjustments	—	—	—	(287)	—	45	(1,483)	36	(1,689)	12	(1,677)
Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(248)	(248)
Capitalization of reserves	1,036	—	—	(1,036)	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	90	90
Cancellation of treasury stock	—	—	—	(3,000)	3,000	—	—	—	—	—	—
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(7)	(7)
Dividends and interest on capital of Company’s stockholders	—	—	—	—	—	—	—	(2,100)	(2,100)	—	(2,100)
September 30, 2014 (unaudited)	61,614	(152)	(400)	25,243	(1,477)	(1,100)	(22,071)	442	62,099	1,285	63,384

	Nine-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2014	61,614	(152)	(449)	19,985	(1,477)	(1,713)	(22,686)	—	55,122	1,199	56,321
Loss	—	—	—	—	—	—	—	(3,560)	(3,560)	(217)	(3,777)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	11	—	—	11	—	11
Cash flow hedge	—	—	—	—	—	317	—	—	317	—	317
Translation adjustments	—	—	—	(6,404)	—	214	(3,062)	777	(8,475)	(49)	(8,524)
Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	180	—	—	—	(336)	—	(156)	1,289	1,133
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	26	26
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(6)	(6)
Dividends and interest on capital of Company’s stockholders	—	—	—	(1,000)	—	—	—	—	(1,000)	—	(1,000)
September 30, 2015 (unaudited)	61,614	(152)	(269)	12,581	(1,477)	(1,171)	(26,084)	(2,783)	42,259	2,242	44,501

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Cash Flow

In millions of United States dollars

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash flow from operating activities:
Net income (loss)	(2,236)	(1,428)	(3,777)	2,333
Adjustments for:
Equity results from joint ventures and associates	349	(35)	402	(474)
Loss (gain) on measurement or sale of non-current assets	48	—	(90)	—
Results on sale or disposal of investments of joint ventures and associates	—	43	(97)	61
Gain on disposal of property, plant and equipment and intangibles	44	39	(186)	334
Impairment of non-current assets	—	—	—	774
Depreciation, amortization and depletion	1,022	1,119	3,045	3,046
Deferred income taxes	(4,603)	(258)	(5,415)	255
Foreign exchange and indexation, net	5,123	839	8,066	365
Unrealized derivative loss (gain), net	1,753	863	2,280	386
Participative stockholders’ debentures	(75)	87	(711)	377
Others	(155)	43	(456)	373
Decrease (increase) in assets:
Accounts receivable	343	645	686	2,439
Inventories	(331)	128	(231)	(472)
Recoverable taxes	(118)	(474)	(599)	704
Others	(159)	444	(102)	560
Increase (decrease) in liabilities:
Suppliers and contractors	422	418	249	510
Payroll and related charges	53	259	(524)	(130)
Taxes and contributions	28	(220)	122	(334)
Deferred revenue - Gold stream	—	—	532	—
Income taxes - Settlement program	53	51	120	144
Others	68	379	(158)	367
Net cash provided by operating activities	1,629	2,942	3,156	11,618

Cash flow from investing activities:
Financial investments redeemed	51	(450)	303	(447)
Loans and advances received (granted)	3	295	(15)	363
Guarantees and deposits granted	22	(57)	(26)	(105)
Additions to investments	(8)	(23)	(54)	(220)
Acquisition of subsidiary (note 7(e))	—	—	(90)	—
Additions to property, plant and equipment and intangible	(1,870)	(3,269)	(6,181)	(8,364)
Dividends and interest on capital received from joint ventures and associates	19	260	231	479
Proceeds from disposal of assets and investments	472	929	1,033	1,246
Proceeds from gold stream transaction	—	—	368	—
Net cash used in investing activities	(1,311)	(2,315)	(4,431)	(7,048)

Cash flow from financing activities:
Loans and financing
Additions	1,066	718	3,950	1,379
Repayments	(928)	(563)	(1,814)	(1,094)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	—	—	(1,000)	(2,100)
Dividends and interest on capital attributed to noncontrolling stockholders	—	(11)	(12)	(11)
Transactions with noncontrolling stockholders	1,089	—	1,049	—
Net cash provided by (used in) financing activities	1,227	144	2,173	(1,826)

Increase (decrease) in cash and cash equivalents	1,545	771	898	2,744
Cash and cash equivalents in the beginning of the period	3,158	7,065	3,974	5,321
Effect of exchange rate changes on cash and cash equivalents	(306)	46	(475)	(183)
Cash and cash equivalents at end of the period	4,397	7,882	4,397	7,882

Cash paid during the period for (i):
Interest on loans and financing	(381)	(438)	(1,157)	(1,236)
Derivatives received (paid), net	(167)	36	(927)	139
Income taxes	(47)	(81)	(365)	(307)
Income taxes - Settlement program	(89)	(136)	(298)	(383)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	195	211	568	404

(i) Amounts paid are classified as cash flows from operating activities.

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

1.            Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in note 26.

2.             Summary of the main accounting practices and accounting estimates

a)            Basis of presentation

The consolidated interim financial statements of the Company (“interim financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”).

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trading financial instruments measured at fair value through the statement of income or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2014. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2014.

The Company evaluated subsequent events through October 21, 2015, which is the date the interim financial statements were approved by the Board of Directors.

b)            Functional currency and presentation currency

The interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in United States dollar (“USD” or “US$”) as the Company believes that this is how international investors analyze the interim financial statements.

Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the statement of income as financial expense or financial income. The exceptions are transactions for which gains and losses are recognized in the comprehensive income.

The statement of income and balance sheet of the Group’s entities which functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity (except components described in item (iii)) are translated at the closing rate at the balance sheet date; (ii) income and expenses are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in comprehensive income as cumulative translation adjustment, and transferred to the statement of income when the operations are realized.

The exchange rates of the major currencies that impact the operations are as follows:

	Exchange rates used for conversions into R$
	Closing rate as of		Average rate for the nine-month period ended
	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2014
	(unaudited)		(unaudited)	(unaudited)
US dollar (“US$”)	3.9729	2.6562	3.1684	2.2893
Canadian dollar (“CAD”)	2.9657	2.2920	2.5090	2.0933
Australian dollar (“AUD”)	2.7898	2.1765	2.4067	2.1016
Euro (“EUR” or “€”)	4.4349	3.2270	3.5285	3.1010

3.             Critical accounting estimates and judgment

The critical accounting estimates and judgment are the same as those adopted when preparing the financial statements for the year ended December 31, 2014.

4.             Accounting standards issued but not yet effective

The standards and interpretations issued by IASB but not yet effective are disclosed below:

IFRS 9 Financial instruments - In July 2014 the IASB issued IFRS 9 — Financial instruments, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

IFRS 15 Revenue from contracts with customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

5.             Risk management

There was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2014.

6.             Non-current assets and liabilities held for sale

	September 30, 2015			December 31, 2014
	Australian assets	Nacala	Total	Energy	Nacala	Total
			(unaudited)
Non-current assets held for sale
Accounts receivable	—	2	2	—	8	8
Other current assets	—	151	151	—	157	157
Investments	—	—	—	88	—	88
Intangible assets, net	—	21	21	—	—	—
Property, plant and equipment, net	127	3,587	3,714	477	2,910	3,387
Total assets	127	3,761	3,888	565	3,075	3,640

Liabilities associated with non-current assets held for sale
Suppliers and contractors	—	137	137	—	54	54
Other current liabilities	127	16	143	—	57	57
Total liabilities	127	153	280	—	111	111
Net assets held for sale	—	3,608	3,608	565	2,964	3,529

Australian assets - Integra and Isaac Plains mining complexes

In 2015, the Company signed agreements to sell its participation in the Integra and Isaac Plains mining complexes which were put into care and maintenance in 2014 (note 15). The completion of the transaction is subject to precedent conditions. The non-current assets and liabilities were transferred to assets held for sale with no impact in the statement of income.

Nacala logistic corridor (“Nacala”)

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in the Nacala corridor, Nacala is a combination of railroad and port concessions under construction located in Mozambique and Malawi. After completion of the transaction, Vale will share control of Nacala with Mitsui and therefore will not consolidate the assets, liabilities and results of those entities. The non-current assets and liabilities were transferred to assets held for sale with no impact in the statement of income.

Energy generation assets

In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”), as follows:

(a) A new entity Aliança Norte Participações S.A., was incorporated and Vale contributed its 9% investment in Norte Energia S.A. (“Norte Energia”), which is the company in charge of construction and operation of the Belo Monte Hydroelectric facility. Vale committed to sell 49% and share control of the new entity to CEMIG GT. In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions the Company concluded the transaction and received cash proceeds of US$97, recognizing a gain of US$18 as result on sale or disposal of investment from joint ventures and associates in the statement of income.

(b) A new entity Aliança Geração de Energia S.A. (“Aliança Geração”) was incorporated and Vale committed to contribute its shares over several power generation assets which use to supply energy for the Company’s operations. In exchange CEMIG GT committed to contribute its stakes in some of its power generation assets.  In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions, the exchange of assets was completed and Vale holds 55% and shares control of the new entity with CEMIG GT. A long term contract was signed between Vale and Aliança Geração for the energy supply. Due to the completion of this transaction, the Company (i) derecognized the assets held for sale related to this transaction; (ii) recognized as investment its share in the joint venture Aliança Geração; and (iii) recognized a gain of US$193 in the income statement as gain (loss) on measurement or sales of non-current asset based on the fair value of the assets transferred by CEMIG GT. This transaction has no cash proceeds or disbursements.

7.             Acquisitions and divestitures

a)        Divestiture of participation in Minerações Brasileiras Reunidas S.A. (“MBR”)

In the third quarter of 2015, the Company and Fundo de Investimento em Participações Multisetorial Plus II, whose shares are held by Banco Bradesco BBI S.A. (related party), completed the sale of class A preferred shares of MBR, representing 36.4% of its share capital. The Company received cash proceeds of R$4 billion (US$1,089) and will keep a stake of 62.5% of the total capital of MBR, maintaining its stake in ordinary capital at 98.3%. The participation and rights of the new shareholder were recognized as noncontrolling stockholders’ equity.

b)        Divestiture of shipping assets

In the third quarter of 2015, the Company and China Merchants Energy Shipping Co. Ltd. (“China Merchants”), a state-owned enterprise and one of the largest shipping operators worldwide, completed the sale of four very large ore carriers with capacity of 400,000 tons each. The Company received cash proceeds of US$448 and recognized a loss of US$48 as a gain (loss) on measurement or sale of non-current assets.

In the second quarter of 2015, the Company and China Ocean Shipping Company (“Cosco”), the largest dry bulk carrier in China and one of the largest dry bulk shipping operators worldwide, completed the sale of four very large ore carriers with capacity of 400,000 tons each. The Company received cash proceeds of US$445 and recognized a loss of US$55 as a gain (loss) on measurement or sale of non-current assets.

c)         Divestiture of Shandong Yankuang International Coking Co., Ltd. (“Yankuang”)

In the second quarter of 2015, the Company concluded the sale of its participation in Yankuang, a producer of coke, methanol and other products. In this transaction, Vale recognized a gain of US$79 as a results on sale or disposal of investments from joint ventures and associates.

d)        Divestiture of VBG-Vale BSGR Limited (“VBG”)

VBG is the holding company which held the Simandou mining rights located in Guinea. In April 2014, the Government of Guinea revoked VBG mining rights, without any finding of wrongdoing by Vale. During 2014, as a result of the loss of the mining rights, Vale recognized full impairment of the assets related to VBG. During the first quarter of 2015, the Company sold its stake in VBG to its partner in the project and kept the right to any recoverable amount it may derive from the Simandou project. The transaction had no impact on cash or in the statement of income.

e)         Acquisition of Facon Construção e Mineração S.A. (“Facon”)

During the first quarter of 2015, the Company acquired all shares of Facon, a wholly owned subsidiary of Fagundes Construção e Mineração S.A. (“FCM”). FCM is a logistic service provider for Vale Fertilizantes S.A. The Facon business was carved out from FCM with assets and liabilities directly related to the fertilizer business being transferred to Vale Fertilizantes S.A. The purchase price allocation based on the fair value of acquired assets and liabilities was calculated based on studies performed by the Company. Subsequently, Facon was merged into Vale Fertilizantes S.A.

Purchase price	90
Book value of property, plant and equipment	77
Book value of other assets acquired and liabilities assumed, net	(69)
Adjustment to fair value of property, plant and equipment and mining rights	43
Goodwill	39

f)          Divestiture of Vale Florestar Fundo de Investimento em Participações (“Vale Florestar”)

In the second quarter of 2014, the Company signed an agreement with a subsidiary of Suzano Papel e Celulose S.A. for the sale of its entire stake in Vale Florestar. A loss on this transaction of US$18 was recorded as a results on sale or disposal of investments from joint ventures and associates in 2014.

8.             Cash and cash equivalents

	September 30, 2015	December 31, 2014
	(unaudited)
Cash and bank deposits	1,429	2,109
Short-term investments	2,968	1,865
	4,397	3,974

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

9.             Accounts receivable

	September 30, 2015	December 31, 2014
	(unaudited)
Ferrous minerals	1,435	2,155
Coal	69	122
Base metals	393	777
Fertilizers	123	136
Others	66	172
	2,086	3,362

Provision for doubtful debts	(58)	(87)
	2,028	3,275

Accounts receivable related to the steel sector represented 75.13% and 77.97% of total receivables on September 30, 2015 and December 31, 2014, respectively.

No individual customer represents over 10% of receivables or revenues.

The provision for doubtful debts recorded in the consolidated statement of income for the three-month period ended on September 30, 2015 and 2014 totaled US$(10) and US$2 and for the nine-month period ended on September 30, 2015 and 2014 totaled US$(11) and US$27, respectively. The Company recognized write-offs for the three-month period ended on September 30, 2015 and 2014 in the amount of US$1 and US$5 and for the nine-month period ended totaled US$(6) and US$24, respectively.

10.          Inventories

	September 30, 2015	December 31, 2014
	(unaudited)
Product inventory

Ferrous minerals
Iron ore	963	1,110
Pellets	152	187
Manganese and ferroalloys	72	69
	1,187	1,366

Coal	84	155

Base metals
Nickel and other products	1,246	1,435
Copper	23	26
	1,269	1,461
Fertilizers
Potash	10	12
Phosphates	197	309
Nitrogen	14	23
	221	344
Other products	4	4
Total product inventory	2,765	3,330

Consumable inventory	1,043	1,171
Total	3,808	4,501

As at September 30, 2015 product inventory is stated net of provisions for nickel, coal, phosphate and pig iron in the amount of US$69 (US$19 as of December 31, 2014), US$403 (US$285 as of December 31, 2014), US$2 (US$0 as of December 31, 2014) and US$1 (US$0 as of December 31, 2014), respectively.

Changes in inventories are as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Product inventory
Balance at beginning of the period	3,273	3,586	3,330	2,896
Production and acquisition	4,601	5,799	13,892	16,039
Transfer from consumable inventory	644	785	1,992	2,379
Cost of goods sold	(4,925)	(6,232)	(14,994)	(17,421)
Provision for market value adjustment	(76)	(19)	(171)	(170)
Translation adjustments	(752)	(389)	(1,284)	(193)
Balance at end of the period	2,765	3,530	2,765	3,530

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Consumable inventory
Balance at beginning of the period	1,156	1,400	1,171	1,229
Acquisition	803	826	2,035	2,509
Transfer to product inventory	(644)	(785)	(1,992)	(2,379)
Transfer to held for sale	(1)	—	(1)	—
Translation adjustments	(271)	(145)	(170)	(63)
Balance at end of the period	1,043	1,296	1,043	1,296

11.          Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	September 30, 2015	December 31, 2014
	(unaudited)
Value-added tax	827	1,057
Brazilian federal contributions	1,052	1,010
Others	12	34
Total	1,891	2,101

Current	1,364	1,700
Non-current	527	401
Total	1,891	2,101

12.          Investments

Changes in investments are as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balance at beginning of the period	4,208	5,108	4,133	3,584
Aquisitions (i)	—	—	579	—
Additions	8	19	26	208
Disposals (ii)	—	(31)	79	(31)
Transfer due to acquisition of control	—	—	—	79
Translation adjustment	(750)	(448)	(1,245)	(212)
Equity results on statement of income	(349)	35	(402)	474
Equity results on statement of comprehensive income and others	(3)	—	(6)	2
Dividends declared	(8)	(12)	(91)	(590)
Other transfers	(5)	—	33	—
Transfer to held for sale - Others	—	(12)	(5)	(110)
Transfer to held for sale - VLI S.A.	—	—	—	1,255
Balance at end of the period	3,101	4,659	3,101	4,659

(i) Refers to Aliança Geração de Energia S.A., see note 6.

(ii) Refers to Shandong Yankuang International Coking Co., Ltd., see note 7(c).

Investments (continued)

			Investments		Equity results (unaudited)				Dividends received (unaudited)
			As of		Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
Joint ventures and associates	% ownership	% voting capital	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
			(unaudited)
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	22	16	5	2	6	3	—	—	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	60	86	7	6	18	22	—	—	11	9
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	56	80	5	5	11	13	—	—	16	11
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	52	61	6	6	16	14	—	—	13	5
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	101	142	11	22	35	56	—	—	17	28
Minas da Serra Geral S.A.	50.00	50.00	13	20	—	1	(1)	—	—	—	—	—
MRS Logística S.A.	48.16	46.75	363	510	8	20	32	55	—	24	—	24
Samarco Mineração S.A.	50.00	50.00	—	200	(120)	34	(167)	385	—	236	146	402
VLI S.A.	37.60	37.60	761	1,109	13	13	32	32	—	—	8	—
Zhuhai YPM Pellet Co.	25.00	25.00	21	24	—	—	—	—	—	—	—	—
Others			—	—	—	—	—	(1)	—	—	1	—
			1,449	2,248	(65)	109	(18)	579	—	260	212	479
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	338	355	(9)	7	(6)	27	—	—	—	—

Base metals
Korea Nickel Corp.	25.00	25.00	18	21	(1)	—	(3)	—	—	—	—	—
Teal Minerals Inc.	50.00	50.00	164	194	(9)	(13)	(30)	(25)	—	—	—	—
			182	215	(10)	(13)	(33)	(25)	—	—	—	—
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	465	—	7	—	26	—	15	—	15	—
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	76	—	(1)	—	1	—	—	—	—	—
California Steel Industries, Inc.	50.00	50.00	163	184	(8)	3	(22)	11	—	—	—	—
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	218	725	(245)	(42)	(311)	(51)	—	—	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	78	91	10	(3)	20	5	3	—	3	—
Norte Energia S.A. (ii) (iii)	—	—	—	91	—	—	—	—	—	—	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	36	205	(29)	(21)	(60)	(49)	—	—	—	—
Others			96	19	1	(5)	1	(23)	1	—	1	—
			1,132	1,315	(265)	(68)	(345)	(107)	19	—	19	—
Total			3,101	4,133	(349)	35	(402)	474	19	260	231	479

(i)        Although the Company held majority of the voting capital, the entities are accounted under equity method due to existing veto rights held by other stockholders.

(ii)     Pre-operational stage.

(iii)  The Company’s interest in Norte Energia S.A. is indirectly owned by Aliança Norte Energia Participações S.A. (note 6).

13.          Intangible assets

	September 30, 2015 (unaudited)			December 31, 2014
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	3,154	—	3,154	3,760	—	3,760

Finite useful life
Concessions	2,663	(892)	1,771	3,421	(1,208)	2,213
Right of use	476	(253)	223	518	(221)	297
Software	998	(633)	365	1,356	(806)	550
	4,137	(1,778)	2,359	5,295	(2,235)	3,060
Total	7,291	(1,778)	5,513	9,055	(2,235)	6,820

Changes in intangible assets are as follows:

	Three-month period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on June 30, 2014	4,285	2,144	241	543	7,213
Additions	—	228	—	229	457
Amortization	—	(1)	(8)	(77)	(86)
Translation adjustment	(330)	(278)	(7)	(67)	(682)
Balance on September 30, 2014	3,955	2,093	226	628	6,902

	Three-month period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on June 30, 2015	3,464	2,146	254	476	6,340
Additions	—	129	—	28	157
Amortization	—	(34)	(10)	(36)	(80)
Translation adjustment	(310)	(470)	(21)	(103)	(904)
Balance on September 30, 2015	3,154	1,771	223	365	5,513

	Nine-month period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2013	4,140	1,907	253	571	6,871
Additions	—	489	—	235	724
Disposals	—	(4)	—	—	(4)
Amortization	—	(151)	(16)	(126)	(293)
Translation adjustment	(185)	(148)	(11)	(52)	(396)
Balance on September 30, 2014 (unaudited)	3,955	2,093	226	628	6,902

	Nine-month period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2014	3,760	2,213	297	550	6,820
Additions	—	487	—	119	606
Disposals	—	(17)	—	—	(17)
Amortization	—	(116)	(32)	(122)	(270)
Translation adjustment	(645)	(796)	(42)	(182)	(1,665)
Acquisition of subsidiary (note 7(e))	39	—	—	—	39
Balance on September 30, 2015 (unaudited)	3,154	1,771	223	365	5,513

14.          Property, plant and equipment

	September 30, 2015 (unaudited)			December 31, 2014
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	776	—	776	1,069	—	1,069
Buildings	13,384	(2,781)	10,603	14,144	(2,490)	11,654
Facilities	13,213	(4,195)	9,018	15,749	(4,936)	10,813
Equipment	12,676	(4,559)	8,117	14,381	(5,094)	9,287
Mineral properties	16,918	(5,600)	11,318	20,965	(6,036)	14,929
Others	12,542	(3,540)	9,002	14,888	(3,934)	10,954
Construction in progress	13,019	—	13,019	19,416	—	19,416
	82,528	(20,675)	61,853	100,612	(22,490)	78,122

Property, plant and equipment (net book value) pledged to secure judicial claims on September 30, 2015 and December 31, 2014 were US$40 and US$68, respectively.

Changes in property, plant and equipment are as follows:

	Three-month period ended (unaudited)
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on June 30, 2014	1,163	8,267	12,392	8,842	16,348	11,143	27,354	85,509
Additions (i)	—	—	—	—	—	—	3,023	3,023
Disposals	—	—	(1)	—	(9)	—	(29)	(39)
Depreciation and amortization	—	(82)	(273)	(33)	(317)	(439)	—	(1,144)
Translation adjustment	(133)	(666)	(1,431)	(689)	(530)	(258)	(2,276)	(5,983)
Transfers	58	1,097	1,144	971	(997)	338	(2,611)	—
Balance on September 30, 2014	1,088	8,616	11,831	9,091	14,495	10,784	25,461	81,366

	Three-month period ended (unaudited)
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on June 30, 2015	999	12,064	10,087	9,379	13,143	10,330	15,275	71,277
Additions (i)	—	—	—	—	—	—	2,592	2,592
Disposals	—	—	(30)	(13)	—	(583)	(6)	(632)
Depreciation and amortization	—	(125)	(154)	(240)	(175)	(176)	—	(870)
Transfer to non-current assets held for sale	—	—	—	—	(127)	—	—	(127)
Translation adjustment	(168)	(1,791)	(1,818)	(1,137)	(1,721)	(1,132)	(2,620)	(10,387)
Transfers	(55)	455	933	128	198	563	(2,222)	—
Balance on September 30, 2015	776	10,603	9,018	8,117	11,318	9,002	13,019	61,853

(i) Includes interest capitalized and ARO, see cash flow.

	Nine-month period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	945	7,785	10,937	8,404	16,276	10,519	26,799	81,665
Additions (i)	—	—	—	—	—	—	8,044	8,044
Disposals	—	(48)	(3)	(5)	(99)	(31)	(145)	(331)
Depreciation and amortization	—	(365)	(587)	(633)	(710)	(722)	—	(3,017)
Impairment (note 15)	—	—	(1)	—	(767)	(2)	(4)	(774)
Translation adjustment	(6)	(420)	(1,808)	(402)	(491)	(49)	(1,045)	(4,221)
Transfers	149	1,664	3,293	1,727	286	1,068	(8,187)	—
Balance on September 30, 2014 (unaudited)	1,088	8,616	11,831	9,091	14,495	10,783	25,462	81,366

	Nine-month period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2014	1,069	11,654	10,813	9,287	14,929	10,954	19,416	78,122
Additions (i)	—	—	—	—	—	—	6,399	6,399
Disposals	—	(5)	(37)	(33)	(151)	(1,101)	(8)	(1,335)
Depreciation and amortization	—	(402)	(548)	(816)	(636)	(555)	—	(2,957)
Transfer to non-current assets held for sale	—	—	—	—	(127)	—	—	(127)
Translation adjustment	(300)	(3,320)	(3,178)	(2,006)	(2,881)	(2,244)	(4,440)	(18,369)
Transfers	7	2,676	1,968	1,684	184	1,829	(8,348)	—
Acquisition of subsidiary (note 7(e))	—	—	—	1	—	119	—	120
Balance on September 30, 2015 (unaudited)	776	10,603	9,018	8,117	11,318	9,002	13,019	61,853

(i) Includes interest capitalized and ARO, see cash flow.

15.          Impairment

The Company did not identify any impairment indicators for the period ended September 30, 2015.

During the second quarter of 2014, the Company identified evidence and recognized impairment in relation to certain of the Company’s operations as presented below.

Property plant and equipment

i.              Iron ore

VGB - Vale BSGR Limited

Vale’s former 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) held iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG’S mining concessions, based on the recommendation of a technical committee established pursuant to Guinean legislation. The decision was based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale´s former partner in VBG) more than one year before Vale had made any investment at VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale from participating in any future concession of the mining titles. Due to the uncertainties at that time US$500 was recognized as impairment. During the first quarter of 2015, the investment was sold (note 7d).

ii.            Coal

Australian assets

In May 2014, the Company announced that Integra and Isaac Plains mining complex, both in Australia, were put into care and maintenance since the operation were not considered economically feasible under current market conditions.  As a consequence, the Company recognized an impairment of US$274 in the second quarter of 2014. During the third quarter of 2015, the Company signed an agreement to sell its participation in the Integra and Isaac Plains mining complexes (note 6).

16.          Loans and financing

a)            Total debt

	Current liabilities		Non-current liabilities
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Debt contracts in the international markets
Floating rates in:
US$	343	358	5,394	5,095
Others currencies	14	—	183	2
Fixed rates in:
US$	1,751	69	12,464	13,239
EUR	—	—	1,674	1,822
Accrued charges	261	334	—	—
	2,369	761	19,715	20,158
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	203	296	4,123	5,503
Basket of currencies and US$ indexed to LIBOR	267	211	1,420	1,364
Fixed rates in:
R$	57	48	265	363
Accrued charges	134	103	122	—
	661	658	5,930	7,230
	3,030	1,419	25,645	27,388

Below are the future flows of debt payments (principal and interest) per nature of funding:

	Bank loans (i)	Capital market (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest (ii)
2015	562	—	161	723	304
2016	264	951	889	2,104	1,438
2017	544	1,212	992	2,748	1,358
2018	1,637	837	1,038	3,512	1,249
2019	505	1,000	1,211	2,716	1,085
2020	1,604	1,277	782	3,663	967
Between 2021 and 2025	1,025	3,368	1,610	6,003	3,093
2026 onwards	57	6,482	150	6,689	5,806
	6,198	15,127	6,833	28,158	15,300

(i)    Does not include accrued charges.

(ii)   Consists of estimated future payments of interest on loans, financings and debentures, calculated based on interest rate curves and foreign exchange rates applicable as of September 30, 2015 and considering that all amortization payments and payments at maturity on loans, financings and debentures will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At September 30, 2015, the average annual interest rates by currency are as follows:

	Average interest rate (i)	Total debt
Loans and financing in US$	4.44%	21,862
Loans and financing in R$ (ii)	10.73%	4,895
Loans and financing in EUR (iii)	4.06%	1,722
Loans and financing in others currencies	6.03%	196
		28,675

(i)    In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at September 30, 2015.

(ii)   R$ denominated debt that bears interest at IPCA, CDI or TJLP, plus spread. For a total of US$3,650, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.01% per year in US$.

(iii)  Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.42% per year in US$.

b)            Credit and financing lines

					Amounts drawn on
Type	Contractual currency	Date of agreement	Available for	Total amount	September 30, 2015
					(unaudited)
Credit lines
Revolving credit facility	US$	May 2015	5 years	3,000	—
Revolving credit facility	US$	July 2013	5 years	2,000	—
Financing lines
BNDES (i)	R$	April 2008	10 years	1,837	1,396
BNDES - CLN 150 (ii)	R$	September 2012	10 years	977	881
BNDES - Tecnored 3.5% (iii)	R$	December 2013	8 years	34	27
BNDES - S11D e S11D Logística (iv)	R$	May 2014	10 years	1,551	678

(i)             Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment.

(ii)          Capacitação Logística Norte 150 Project (“CLN 150”).

(iii)       Support to Tecnored’s investment plan from 2013 to 2015.

(iv)      Iron ore project S11D and S11D Logistica implementation.

Total amounts and amounts disbursed, when not contracted in the reporting currency, are affected by exchange rate variation.

c)             Funding

On August 2015, Vale issued infrastructure debentures in the total amount of R$1,350 (US$349).

d)            Guarantees

As of September 30, 2015 and December 31, 2014 financing and loans in the amount of US$775 and US$1,312, respectively, are secured by property, plant and equipment and receivables.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

17.          Asset retirement obligations

The Company applies judgment and assumptions when measuring its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

The long term interest rates used to discount these obligations to present value and to update the provisions at September 30, 2015 was 5,51% p.a. in Brazil, 2,05% p.a. in Canada and between 1,61% - 8,8% p.a. for the others locations.

Changes in asset retirement obligations are as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balance at beginning of the period	3,147	2,871	3,369	2,644
Interest expense	54	26	209	134
Settlements	(22)	(14)	(70)	(25)
Revisions on cash flows estimates	10	5	21	27
Translation adjustment	(460)	(191)	(800)	(83)
Balance at end of the period	2,729	2,697	2,729	2,697

Current	81	143	81	143
Non-current	2,648	2,554	2,648	2,554
	2,729	2,697	2,729	2,697

18.          Litigation

a)            Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigation are as follows:

	Three-month period ended (unaudited)
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on June 30, 2014	406	225	829	41	1,501
Additions	60	20	62	5	147
Reversals	(25)	(103)	(38)	—	(166)
Payments	(4)	—	(19)	(1)	(24)
Indexation and interest	(53)	24	30	40	41
Translation adjustment	(27)	(17)	(88)	(5)	(137)
Balance on September 30, 2014	357	149	776	80	1,362

	Three-month period ended (unaudited)
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on June 30, 2015	322	131	625	69	1,147
Additions	19	8	59	—	86
Reversals	(9)	(9)	(72)	—	(90)
Payments	(16)	(39)	(6)	(10)	(71)
Indexation and interest	17	5	(23)	8	7
Translation adjustment	(60)	(23)	(131)	(7)	(221)
Balance on September 30, 2015	273	73	452	60	858

	Nine-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	330	209	709	28	1,276
Additions	106	28	174	23	331
Reversals	(41)	(97)	(83)	(4)	(225)
Payments	(11)	(7)	(33)	(3)	(54)
Indexation and interest	(15)	22	48	38	93
Translation adjustment	(12)	(6)	(39)	(2)	(59)
Balance on September 30, 2014 (unaudited)	357	149	776	80	1,362

	Nine-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2014	366	118	706	92	1,282
Additions	177	55	124	—	356
Reversals	(182)	(39)	(114)	(1)	(336)
Payments	(19)	(38)	(20)	(21)	(98)
Indexation and interest	29	18	(19)	2	30
Translation adjustment	(98)	(41)	(225)	(12)	(376)
Balance on September 30, 2015 (unaudited)	273	73	452	60	858

b)            Contingent liabilities

Contingent liabilities consist of administrative and judicial claims, which expectation of loss is classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal support.

	September 30, 2015	December 31, 2014
	(unaudited)
Tax litigations	4,858	6,094
Civil litigations	1,268	1,406
Labor litigations	1,912	1,955
Environmental litigations	1,304	1,122
Total	9,342	10,577

c)             Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	September 30, 2015	December 31, 2014
	(unaudited)
Tax litigations	200	354
Civil litigations	89	126
Labor litigations	539	789
Environmental litigations	10	—
Total	838	1,269

d)                                     Others

In the third quarter of 2015, the Company filed an enforceable action in the amount of R$524 (US$132) referring to the final court decision in favor of the Company of the accrued interest of compulsory deposits from 1987 to 1993. Currently it is not possible to estimate the economic benefit inflow as the counterparty can appeal on the calculation. Consequently, the asset was not recognized in the financial statements.

On April 30, 2014, Rio Tinto plc (“Rio Tinto”) filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto’s loss of certain Simandou mining rights, the Government of Guinea’s assignment of those rights to BSGR, and Vale’s subsequent investment in VBG.  Discovery has begun and under the current schedule will be completed in March 2016.  Vale intends to vigorously defend the action, which it believes to be without merit.

19.          Income taxes - Settlement program (“REFIS”)

In November 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates from 2003 to 2012.

On September 30, 2015, the balance of US$4,322 (US$330 in current and US$3,992 in non-current) is due in 157 remaining monthly installments, bearing interest at the SELIC rate.

20.          Income taxes

a)        Deferred income tax

	Three-month period ended (unaudited)
	Assets	Liabilities	Total
Balance on June 30, 2014	4,390	3,363	1,027
Effect on statement of income	244	(14)	258
Translation adjustment	(338)	(104)	(234)
Other comprehensive income	9	10	(1)
Balance on September 30, 2014	4,305	3,255	1,050

	Three-month period ended (unaudited)
	Assets	Liabilities	Total
Balance on June 30, 2015	4,300	3,089	1,211
Effect on statement of income	4,605	2	4,603
Translation adjustment	(934)	(206)	(728)
Other comprehensive income	11	11	—
Balance on September 30, 2015	7,982	2,896	5,086

	Nine-month period ended
	Assets	Liabilities	Total
Balance on December 31, 2013	4,523	3,228	1,295
Effect on statement of income	(181)	74	(255)
Transfers	63	—	63
Translation adjustment	(128)	(101)	(27)
Other comprehensive income	28	54	(26)
Balance on September 30, 2014 (unaudited)	4,305	3,255	1,050

	Nine-month period ended
	Assets	Liabilities	Total
Balance on December 31, 2014	3,976	3,341	635
Effect on statement of income	5,364	(51)	5,415
Translation adjustment	(1,375)	(402)	(973)
Other comprehensive income	28	8	20
Acquisition of subsidiary	(11)	—	(11)
Balance on September 30, 2015 (unaudited)	7,982	2,896	5,086

Brazilian corporate tax law was amended at the end of 2014 by the Law 12,973 and became effective for the fiscal year 2015. The change was to provide that profits from foreign subsidiaries will be taxed in Brazil, on an accrual basis, applying the differential between the nominal local tax rate and the Brazilian tax rates (34%). In accordance with paragraph 77 of the referred law, the accumulated losses of those subsidiaries, as of December 31, 2014, will be available to offset their future profits.

On September 30, 2015, the Company filed the tax return and completed the review of the income tax loss carry-forwards available in each foreign subsidiary as of December 31, 2014. Accordingly, a deferred tax asset related to accumulated losses in certain of those foreign subsidiaries of US$2,952, was recognized as deferred income tax in the statement of income.

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

b)        Income tax reconciliation

The total amount presented as income taxes in the statement of income is reconciled to the rate established by law, as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net income (loss) before income taxes	(6,739)	(1,751)	(8,955)	4,002
Income taxes at statutory rates - 34%	2,291	595	3,045	(1,361)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	—	290	356	865
Tax incentives	12	(42)	37	137
Results of overseas companies taxed by different rates which differs from the parent company rate	—	(511)	—	(1,155)
Equity results on statement of income	(119)	12	(137)	161
Unrecognized current year losses, net	(387)	—	(579)	—
Additions (reversals) of tax loss carryforward	2,848	—	2,848	(113)
Others	(142)	(21)	(392)	(203)
Income taxes	4,503	323	5,178	(1,669)

21.                     Employee benefits obligations

At September 30, 2015 the Company contributed US$196 and does not expect significant changes in relation to the estimate disclosed in the financial statements for the year ended December 31, 2014.

a)        Employee postretirements obligations

i.            Reconciliation of assets and liabilities in balance sheet

	September 30, 2015 (unaudited)			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	1,301	—	—	1,191	—	—
Interest income	102	—	—	142	—	—
Changes on asset ceiling and onerous liability	(273)	—	—	140	—	—
Translation adjustment	(421)	—	—	(172)	—	—
Balance at end of the period	709	—	—	1,301	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(2,585)	(3,833)	(1,257)	(3,728)	(4,521)	(1,498)
Fair value of assets	3,294	3,140	—	5,029	3,716	—
Effect of the asset ceiling	(709)	—	—	(1,301)	—	—
Liabilities provisioned	—	(693)	(1,257)	—	(805)	(1,498)

Current liabilities	—	(18)	(51)	—	(16)	(51)
Non-current liabilities	—	(675)	(1,206)	—	(789)	(1,447)
Liabilities provisioned	—	(693)	(1,257)	—	(805)	(1,498)

ii.        Costs recognized in the statement of income

	Three-month period ended (unaudited)
	September 30, 2015			September 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	5	25	6	7	20	8
Interest expense on liabilities	83	43	16	123	30	25
Interest income on plan assets	(114)	(36)	—	(162)	(39)	—
Interest expense on effect of asset (ceiling) and onerous liability	30	—	—	37	—	—
Total of cost, net	4	32	22	5	11	33

	Nine-month period ended (unaudited)
	September 30, 2015			September 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	15	78	22	22	51	23
Interest expense on liabilities	281	137	51	366	134	75
Interest income on plan assets	(386)	(115)	—	(446)	(116)	—
Interest expense on effect of asset (ceiling) and onerous liability	102	—	—	75	—	—
Total of cost, net	12	100	73	17	69	98

iii.    Costs recognized in the statement of comprehensive income

	Three-month period ended (unaudited)
	September 30, 2015			September 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(132)	(533)	(135)	(124)	(284)	(199)
Return on plan assets (excluding interest income) and others	(304)	(34)	36	(10)	14	12
Changes on asset ceiling and onerous liability	295	—	—	1	(13)	—
Gross balance for the period	(9)	(34)	36	(9)	1	12
Deferred income tax	3	10	(11)	3	(3)	(3)
Other comprehensive income	(6)	(24)	25	(6)	(2)	9
Translation adjustment	29	10	9	13	—	4
Accumulated comprehensive income	(109)	(547)	(101)	(117)	(286)	(186)

	Nine-month period ended (unaudited)
	September 30, 2015			September 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(143)	(570)	(132)	(94)	(395)	(196)
Return on plan assets (excluding interest income) and others	(310)	(8)	19	7	194	12
Changes on asset ceiling and onerous liability	285	—	—	(50)	(53)	—
Gross balance for the period	(25)	(8)	19	(43)	141	12
Deferred income tax	8	20	(3)	15	(36)	(3)
Other comprehensive income	(17)	12	16	(28)	105	9
Translation adjustment	51	11	15	5	4	1
Accumulated comprehensive income	(109)	(547)	(101)	(117)	(286)	(186)

b)            Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the PLR US$64 and US$429 for the nine-month period ended on September 30, 2015 and 2014, respectively.

c)             Long-term compensation plan

In order to promote stockholder culture, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a long-term incentive programs (Matching plan and long-term incentive plan — ILP) for some executives of the Company, covering 3 to 4 year cycles.

Liabilities of the plans are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At September 30, 2015 and December 31, 2014 the Company recorded a liability with the same impact in the statement of income in the amount of US$37 and US$61, respectively.

22.                     Classification of financial instruments

	September 30, 2015 (unaudited)
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total
Financial assets
Current
Cash and cash equivalents	4,397	—	—	4,397
Financial investments	65	—	—	65
Derivative financial instruments	—	158	—	158
Accounts receivable	2,028	—	—	2,028
Related parties	343	—	—	343
	6,833	158	—	6,991
Non-current
Related parties	23	—	—	23
Loans and financing	194	—	—	194
Derivative financial instruments	—	133	—	133
	217	133	—	350
Total of financial assets	7,050	291	—	7,341

Financial liabilities
Current
Suppliers and contractors	3,482	—	—	3,482
Derivative financial instruments	—	1,242	180	1,422
Loans and financing	3,030	—	—	3,030
Related parties	141	—	—	141
	6,653	1,242	180	8,075
Non-current
Derivative financial instruments	—	2,808	—	2,808
Loans and financing	25,645	—	—	25,645
Related parties	76	—	—	76
Participative stockholders’ debentures	—	603	—	603
Others (iv)	—	61	—	61
	25,721	3,472	—	29,193
Total of financial liabilities	32,374	4,714	180	37,268

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short-term.

(iii) See note 24(a).

(iv) See note 23(a).

	December 31, 2014
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total
Financial assets
Current
Cash and cash equivalents	3,974	—	—	3,974
Financial investments	148	—	—	148
Derivative financial instruments	—	166	—	166
Accounts receivable	3,275	—	—	3,275
Related parties	579	—	—	579
	7,976	166	—	8,142
Non-current
Related parties	35	—	—	35
Loans and financing	229	—	—	229
Derivative financial instruments	—	87	—	87
	264	87	—	351
Total of financial assets	8,240	253	—	8,493

Financial liabilities
Current
Suppliers and contractors	4,354	—	—	4,354
Derivative financial instruments	—	956	460	1,416
Loans and financing	1,419	—	—	1,419
Related parties	306	—	—	306
	6,079	956	460	7,495
Non-current
Derivative financial instruments	—	1,609	1	1,610
Loans and financing	27,388	—	—	27,388
Related parties	109	—	—	109
Participative stockholders’ debentures	—	1,726	—	1,726
Others (iv)	—	115	—	115
	27,497	3,450	1	30,948
Total of financial liabilities	33,576	4,406	461	38,443

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short-term.

(iii) See note 24(a).

(iv) See note 23(a).

23.                     Fair value estimate

The Company considered the same assumptions and calculation methods as presented on the financial statements for the year ended December 31, 2014, to measure the fair value of assets and liabilities for the period.

a)        Assets and liabilities measured and recognized at fair value

	September 30, 2015 (unaudited)			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total (i)
Financial assets
Current
Derivatives at fair value through profit or loss	158	—	158	166	—	166
	158	—	158	166	—	166
Non-current
Derivatives at fair value through profit or loss	133	—	133	87	—	87
	133	—	133	87	—	87
Total of financial assets	291	—	291	253	—	253

Financial liabilities
Current
Derivatives at fair value through profit or loss	1,242	—	1,242	956	—	956
Derivatives designated as hedge	180	—	180	460	—	460
	1,422	—	1,422	1,416	—	1,416
Non-current
Derivatives at fair value through profit or loss	2,808	—	2,808	1,609	—	1,609
Derivatives designated as hedge	—	—	—	1	—	1
Participative stockholders’ debentures	603	—	603	1,726	—	1,726
Others (minimum return instrument)	—	61	61	—	115	115
	3,411	61	3,472	3,336	115	3,451
Total of financial liabilities	4,833	61	4,894	4,752	115	4,867

b)             Fair value measurement compared to book value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flows basis using LIBOR future values and Vale’s bonds curve.

The fair values and carrying amounts of non-current loans (net of interest) are as follows:

	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
September 30, 2015 (unaudited)
Loans (long term) (i)	28,158	26,629	12,833	13,796

December 31, 2014
Loans (long term) (i)	28,370	29,479	15,841	13,638

(i) Net interest of US$517 on September 30, 2015 and US$437 on December 31, 2014.

24.                               Derivative financial instruments

a)        Derivatives effects on balance sheet

	Assets
	September 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	116	—	137	11
IPCA swap	1	11	7	—
Eurobonds swap	—	—	—	41
Pre dollar swap	1	—	2	—
	118	11	146	52
Commodities price risk
Nickel	40	9	20	3
Bunker oil	—	1	—	—
	40	10	20	3

Others	—	112	—	32
	—	112	—	32
Total	158	133	166	87

	Liabilities
	September 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	278	2,142	442	1,355
IPCA swap	23	188	—	63
Eurobonds swap	143	39	9	90
Pre dollar swap	119	194	30	98
	563	2,563	481	1,606
Commodities price risk
Nickel	32	9	23	3
Bunker oil (i)	647	131	452	—
	679	140	475	3
Derivatives designated as cash flow hedge
Bunker oil (i)	170	—	434	—
Foreign exchange	10	—	26	1
	180	—	460	1

Others	—	105	—	—
	—	105	—	—
Total	1,422	2,808	1,416	1,610

(i) As at September 30, 2015 and December 31, 2014, includes US$76 and US$152, respectively, related to matured transactions with no financial settlement.

b)    Effects of derivatives on the statement of income, cash flow and other comprehensive income

	Three-month period ended (unaudited)
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(891)	(565)	2	37	—	—
IPCA swap	(110)	(40)	—	—	—	—
Eurobonds swap	(14)	(99)	—	—	—	—
Pre dollar swap	(181)	(36)	(3)	2	—	—
	(1,196)	(740)	(1)	39	—	—
Commodities price risk
Nickel	(19)	8	(22)	3	—	—
Bunker oil	(530)	(58)	(30)	6	—	—
	(549)	(50)	(52)	9	—	—
Derivatives designated as cash flow hedge
Bunker oil	(121)	(2)	(104)	(2)	22	(60)
Foreign exchange	(11)	(10)	(10)	(10)	5	(5)
	(132)	(12)	(114)	(12)	27	(65)

Others	(43)	(25)	—	—	—	—
	(43)	(25)	—	—	—	—
Total	(1,920)	(827)	(167)	36	27	(65)

	Nine-month period ended (unaudited)
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,662)	(40)	(334)	160	—	—
IPCA swap	(159)	(24)	7	—	—	—
Eurobonds swap	(137)	(92)	(13)	10	—	—
Pre dollar swap	(257)	(3)	(7)	7	—	—
	(2,215)	(159)	(347)	177	—	—
Commodities price risk
Nickel	(38)	4	(48)	7	—	—
Bunker oil	(500)	(40)	(175)	(2)	—	—
	(538)	(36)	(223)	5	—	—
Derivatives designated as cash flow hedge
Bunker oil	(305)	(11)	(322)	(11)	310	(41)
Foreign exchange	(35)	(32)	(35)	(32)	12	6
	(340)	(43)	(357)	(43)	322	(35)

Others	(114)	(9)	—	—	—	—
	(114)	(9)	—	—	—	—
Total	(3,207)	(247)	(927)	139	322	(35)

Related to the effects of derivatives in the statement of income, the Company recognized as cost of goods sold and services rendered and financial expense the amounts of US$118 and US$1,799 for the three-month period ended on September 30, 2015, respectively, and the amounts of US$299 and US$2,902 for the nine-month period ended on September 30, 2015, respectively.

The maturities dates of the derivative financial instruments are as follows:

Maturity dates
Currencies and interest rates	July 2023
Bunker oil	December 2016
Nickel	October 2017
Others	December 2027

Additional information about derivatives financial instruments

(As at September 30, 2015, unaudited)

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, which considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on September 30, 2015. The contracts subject to margin calls refer only to part of nickel trades executed by the wholly-owned subsidiary Vale Canada Ltd.

The derivative positions described in this document didn’t have initial costs associated.

The following tables detail the derivatives positions for Vale and its controlled companies as of September 30, 2015, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015		December 31, 2014		Index	Average rate	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016	2017	2018+

CDI vs. US$ fixed rate swap
Receivable	R$	4,939	R$	4,511	CDI	109.03%	1,325	1,783	745
Payable	US$	2,199	US$	2,284	Fix	3.35%	(2,188)	(2,327)	(944)
Net							(863)	(544)	(199)	34	33	(532)	(60)	(305)
Net adjusted for credit risk							(902)	(547)			32	(547)	(66)	(321)

CDI vs. US$ floating rate swap
Receivable	—		R$	428	CDI	0.00%	—	169	175
Payable	—		US$	250	Libor +	0.00%	—	(251)	(252)
Net							—	(83)	(77)	—	—	—	—	—
Net adjusted for credit risk							—	(83)			—	—	—	—

TJLP vs. US$ fixed rate swap
Receivable	R$	5,701	R$	6,247	TJLP +	1.32%	1,247	2,050	268
Payable	US$	2,721	US$	3,051	Fix	1.70%	(2,521)	(2,937)	(330)
Net							(1,274)	(888)	(62)	66	(38)	(257)	(323)	(657)
Net adjusted for credit risk							(1,319)	(953)			(46)	(267)	(333)	(673)

TJLP vs. US$ floating rate swap
Receivable	R$	279	R$	295	TJLP +	0.93%	58	91	8
Payable	US$	163	US$	173	Libor +	-1.21%	(138)	(155)	(8)
Net							(80)	(64)	0	4	(1)	(5)	(6)	(68)
Net adjusted for credit risk							(84)	(66)			(2)	(5)	(7)	(70)

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	1,495	R$	735	Fix	6.07%	326	244	25
Payable	US$	604	US$	395	Fix	-0.77%	(583)	(366)	(29)
Net							(257)	(122)	(4)	20	(37)	(101)	(10)	(108)
Net adjusted for credit risk							(312)	(127)			(38)	(107)	(13)	(155)

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%	286	419	21
Payable	US$	434	US$	434	Fix	3.98%	(456)	(474)	(14)
Net							(170)	(55)	7	9	—	1	0	(171)
Net adjusted for credit risk							(185)	(56)			—	1	0	(186)

IPCA vs. CDI swap
Receivable	R$	1,350	R$	0	IPCA +	6.62%	328	—	—
Payable	US$	1,350	US$	0	CDI	98.58%	(339)	—	—
Net							(11)	—	—	0	—	(22)	(21)	32
Net adjusted for credit risk							(15)	—			—	(22)	(21)	29

(ii) Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015		December 31, 2014		Index	Average rate	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016	2017	2018+

Receivable		€1,000		€1,000	Fix	4.06%	1,280	1,431	46
Payable	US$	1,302	US$	1,302	Fix	4.51%	(1,459)	(1,484)	(59)
Net							(178)	(53)	(13)	20	—	(141)	(6)	(31)
Net adjusted for credit risk							(182)	(58)			—	(143)	(6)	(34)

(iii)                            Foreign exchange hedging program for disbursements in CAD

In order to reduce the cash flow volatility, forward transactions were implemented to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in CAD.

The forward transactions were negotiated over-the-counter and the protected item is part of the CAD denominated disbursements. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to CAD/US$ exchange rate. This program is classified under the hedge accounting requirements.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015		December 31, 2014		Bought/	Average rate	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016

Forwards	CAD	42	CAD	230	B	0.996	(9)	(27)	—	0	(7)	(2)
Total adjusted for credit risk							(9)	(27)			(7)	(2)

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes. Part of this program is classified under the hedge accounting requirements.

	Notional (ton)		Bought /	Average strike	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(US$/ton)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016

Bunker Oil protection
Forwards	2,520,000	2,205,000	B	462	(516)	(363)	(90)	18	(63)	(453)
Call options	2,356,500	—	B	386	1	—	(21)	0	0	1
Put options	2,356,500	—	S	317	(226)	—	—	13	(36)	(190)
Total adjusted for credit risk					(747)	(363)			(99)	(648)

Bunker Oil hedge
Forward	472,500	1,950,000	B	496	(124)	(371)	(304)	3	(124)	—
Total adjusted for credit risk					(125)	(371)			(125)	—

(ii)   Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards, which are unwind before the original maturity in order to match the settlement dates of the commercial contracts in which the prices were fixed.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to eliminate the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

	Notional (ton)		Bought /	Average strike	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(US$/ton)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015	2016	2017

Fixed price sales protection
Nickel forwards	14,319	11,264	B	13,270	(41)	(24)	(49)	5	(11)	(24)	(6)
Total adjusted for credit risk					(41)	(24)			(11)	(24)	(6)

Raw material purchase protection
Nickel forwards	99	140	S	10,861	0.1	0.2	0.8	0.0	0.1	—	—
Copper forwards	284	360	S	5,464	0.1	0.1	0.5	0.0	0.1	—	—
Total adjusted for credit risk					0.1	0.3			0.1	—	—

c)                            Silver Wheaton Corp. warrants

The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years.

	Notional (quantity)		Bought /	Average strike	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(US$/share)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2023

Call options	10,000,000	10,000,000	B	65	6	33	—	1	6
Total adjusted for credit risk					6	33			6

d)                           VLI S.A. (“VLI”) call options

Vale entered into agreements in which BNDES has call options of a specified quantity of VLI shares, originally of Ferrovia Norte Sul S.A. (“FNS”) shares as the options were part of the FNS debentures. The call option’s strike price is given by the FNS debentures’ remaining debt balance in each exercise date.

	Notional (quantity)		Bought /	Average strike	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(R$/share)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2027

Call options	140,239	—	S	8,570	(75)	—	—	3	(75)
Total adjusted for credit risk					(76)	—			(76)

e)                            Options related to Minerações Brasileiras Reunidas (“MBR”) shares

The Company entered into an agreement that has options related to MBR shares. Under certain restrict and contingent conditions, which are beyond the buyer´s control, such as illegality due to changes in the law, the contract gives the buyer the right to sell back its stake to the Company. In this case, the Company would have control over the decision whether to settle through cash or shares. On the other hand, the Company has the right to buy back this non-controlling interest in the subsidiary.

	Notional (quantity, in millions)		Bought /	Average strike	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(R$/share)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2016+

Options	2,139	—	B/S	1.8	77	—	—	5	77

f)                             Embedded derivatives in commercial contracts, insurance and debt instruments

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)		Bought /	Average strike	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2015	December 31, 2014	Sold	(US$/ton)	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2015	2015

Nickel forwards	2,915	4,491	S	10,672	2.3	(0.6)			2.3
Copper forwards	2,191	6,310	S	5,337	0.3	1.1			0.3
Total					2.6	0.6	—	1.0	2.6

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative and both the fair value and value at risk were not material as of September 30, 2015.

g)                           Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

• Scenario I: fair value calculation considering market curves and prices as of September 30, 2015

• Scenario II: fair value estimated considering a 25% deterioration in the market curves of the main market risk factors

• Scenario III: fair value estimated considering a 50% deterioration in the market curves of the main market risk factors

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

CDI vs. US$ fixed rate swap	R$ depreciation	(902)	(1,449)	(1,996)
	US$ interest rate inside Brazil decrease	(902)	(936)	(971)
	Brazilian interest rate increase	(902)	(906)	(911)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(1,319)	(1,949)	(2,580)
	US$ interest rate inside Brazil decrease	(1,319)	(1,387)	(1,461)
	Brazilian interest rate increase	(1,319)	(1,401)	(1,473)
	TJLP interest rate decrease	(1,319)	(1,362)	(1,407)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(84)	(118)	(153)
	US$ interest rate inside Brazil decrease	(84)	(89)	(95)
	Brazilian interest rate increase	(84)	(89)	(93)
	TJLP interest rate decrease	(84)	(87)	(89)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(312)	(458)	(604)
	US$ interest rate inside Brazil decrease	(312)	(332)	(354)
	Brazilian interest rate increase	(312)	(342)	(367)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(185)	(299)	(413)
	US$ interest rate inside Brazil decrease	(185)	(197)	(211)
	Brazilian interest rate increase	(185)	(212)	(236)
	IPCA index decrease	(185)	(200)	(214)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	(15)	(54)	(88)
	IPCA index decrease	(15)	(36)	(56)
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	36	56

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(182)	(502)	(822)
	Euribor increase	(182)	(226)	(196)
	US$ Libor decrease	(182)	(202)	(224)
Protected item: EUR denominated debt	EUR depreciation	n.a.	502	822

CAD Forward	CAD depreciation	(9)	(20)	(30)
Protected item: Disbursement in CAD	CAD depreciation	n.a.	20	30

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

Bunker Oil protection
Forwards and options	Bunker Oil price decrease	(747)	(1,034)	(1,325)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	1,034	1 ,325

Bunker Oil hedge
Forwards	Bunker Oil price decrease	(125)	(153)	(180)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	153	180

Nickel sales fixed price protection
Forwards	Nickel price decrease	(41)	(78)	(115)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	78	115

Purchase protection program
Nickel forwards	Nickel price increase	0.1	(0.2)	(0.5)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0.2	0.5

Copper forwards	Copper price increase	0.1	(0.3)	(0.7)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0.3	0.7

SLW warrants	SLW stock price decrease	6	3	1

VLI call options	VLI stock value increase	(76)	(109)	(147)

Options regarding non-controlling interest in subsidiary	Subsidiary stock value increase	77	12	(51)

Instrument	Main risks	Scenario I	Scenario II	Scenario III

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	2	(5)	(1 2)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	0.3	(2.5)	(5.4)

h)                           Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of September 30, 2015.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa3	BB+
Banco de Credito del Peru	Baa1	BBB
Banco do Brasil	Baa3	BB+
Banco do Nordeste	Baa3	BB+
Banco Safra	Baa3	BB+
Banco Santander	Baa3	BB+
Banco Votorantim	Baa3	BB+
Bank of America	Baa1	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	Baa3	BBB
BBVA	A3	BBB+
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB
Caixa Economica Federal	Baa3	BB+
Citigroup	Baa1	A-
Credit Agricole	A2	A
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	A-
HSBC	A1	A
Intesa Sanpaolo Spa	Baa1	BBB-
Itau Unibanco	Ba1	BB+
JP Morgan Chase & Co	A3	A
Macquarie Group Ltd	A3	BBB
Morgan Stanley	A3	A-
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	—
Standard Chartered	Aa3	A-

i)                              Market curves

The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	10,070	MAR16	10,407	SEP16	10,422
OCT15	10,381	APR16	10,405	SEP17	10,483
NOV15	10,392	MAY16	10,406	SEP18	10,498
DEC15	10,399	JUN16	10,408	SEP19	10,498
JAN16	10,404	JUL16	10,413
FEB16	10,408	AUG16	10,418

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.37	MAR16	2.34	SEP16	2.33
OCT15	2.35	APR16	2.34	SEP17	2.33
NOV15	2.36	MAY16	2.34	SEP18	2.34
DEC15	2.36	JUN16	2.33	SEP19	2.35
JAN16	2.34	JUL16	2.33
FEB16	2.34	AUG16	2.33

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	224	MAR16	255	SEP16	277
OCT15	230	APR16	259	SEP17	308
NOV15	236	MAY16	263	SEP18	353
DEC15	241	JUN16	267	SEP19	415
JAN16	246	JUL16	270
FEB16	251	AUG16	274

(ii) Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/15	1.51	09/01/16	5.28	01/02/18	5.64
12/01/15	1.88	10/03/16	5.42	04/02/18	5.62
01/04/16	2.56	11/01/16	5.59	07/02/18	5.61
02/01/16	2.76	12/01/16	5.71	10/01/18	5.52
03/01/16	3.11	01/02/17	5.82	01/02/19	5.39
04/01/16	3.78	02/01/17	5.90	04/01/19	5.39
05/02/16	4.03	03/01/17	5.91	07/01/19	5.27
06/01/16	4.52	04/03/17	5.87	10/01/19	5.27
07/01/16	4.81	07/03/17	5.84	01/02/20	5.33
08/01/16	5.07	10/02/17	5.70	04/01/20	5.36

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.19	6M	0.44	11M	0.50
2M	0.26	7M	0.46	12M	0.50
3M	0.33	8M	0.47	2Y	0.77
4M	0.38	9M	0.48	3Y	1.02
5M	0.42	10M	0.49	4Y	1.25

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/15	6.50	09/01/16	6.50	01/02/18	6.50
12/01/15	6.50	10/03/16	6.50	04/02/18	6.50
01/04/16	6.50	11/01/16	6.50	07/02/18	6.50
02/01/16	6.50	12/01/16	6.50	10/01/18	6.50
03/01/16	6.50	01/02/17	6.50	01/02/19	6.50
04/01/16	6.50	02/01/17	6.50	04/01/19	6.50
05/02/16	6.50	03/01/17	6.50	07/01/19	6.50
06/01/16	6.50	04/03/17	6.50	10/01/19	6.50
07/01/16	6.50	07/03/17	6.50	01/02/20	6.50
08/01/16	6.50	10/02/17	6.50	04/01/20	6.50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/15	14.29	09/01/16	15.53	01/02/18	15.85
12/01/15	14.44	10/03/16	15.57	04/02/18	15.87
01/04/16	14.61	11/01/16	15.58	07/02/18	15.88
02/01/16	14.78	12/01/16	15.59	10/01/18	15.86
03/01/16	14.90	01/02/17	15.60	01/02/19	15.82
04/01/16	15.15	02/01/17	15.64	04/01/19	15.80
05/02/16	15.25	03/01/17	15.67	07/01/19	15.78
06/01/16	15.38	04/03/17	15.70	10/01/19	15.76
07/01/16	15.42	07/03/17	15.78	01/02/20	15.69
08/01/16	15.48	10/02/17	15.82	04/01/20	15.66

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/03/15	7.39	09/01/16	8.56	01/02/18	8.08
12/01/15	7.53	10/03/16	8.59	04/02/18	7.99
01/04/16	7.70	11/01/16	8.55	07/02/18	7.93
02/01/16	7.85	12/01/16	8.52	10/01/18	7.85
03/01/16	7.97	01/02/17	8.48	01/02/19	7.78
04/01/16	8.20	02/01/17	8.48	04/01/19	7.73
05/02/16	8.30	03/01/17	8.48	07/01/19	7.70
06/01/16	8.42	04/03/17	8.48	10/01/19	7.67
07/01/16	8.45	07/03/17	8.33	01/02/20	7.60
08/01/16	8.51	10/02/17	8.18	04/01/20	7.57

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.02	6M	0.02	11M	0.02
2M	0.02	7M	0.02	12M	0.02
3M	0.02	8M	0.02	2Y	0.05
4M	0.02	9M	0.02	3Y	0.13
5M	0.02	10M	0.02	4Y	0.24

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.79	6M	0.83	11M	0.75
2M	0.79	7M	0.81	12M	0.75
3M	0.79	8M	0.79	2Y	0.79
4M	0.81	9M	0.77	3Y	0.91
5M	0.82	10M	0.76	4Y	1.04

Currencies - Ending rates

CAD/US$	0.7464	US$/BRL	3.9729	EUR/US$	1.1179

25.                               Stockholders’ equity

a)        Capital

Stockholders’ equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting rights to elect members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

At September 30, 2015, the capital was US$61,614 corresponding to 5,244,316,120 shares without par value.

	September 30, 2015 (unaudited)
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	845,961,584	664,257,819	1,510,219,403
FMP - FGTS	77,519,801	—	77,519,801
PIBB - BNDES	1,196,301	2,475,636	3,671,937
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	232,588,347	638,404,193	870,992,540
Institutional investors	71,583,556	179,225,601	250,809,157
Retail investors in Brazil	33,989,484	396,833,393	430,822,877
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)        Basic and diluted earnings per share

Basic and diluted earnings per share are as follows:

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net income (loss) attributable to the Company’s stockholders	(2,117)	(1,437)	(3,560)	2,506

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	(808)	(549)	(1,359)	957
Income (loss) available to common stockholders	(1,309)	(888)	(2,201)	1,549
Total	(2,117)	(1,437)	(3,560)	2,506

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	(0.41)	(0.28)	(0.69)	0.49
Common share	(0.41)	(0.28)	(0.69)	0.49

c)         Remuneration paid to the Company’s stockholders

	Dividends	Interest on capital	Total	Amount per share
Amounts paid in 2014
First installment - April	—	2,100	2,100	0.407499945
Total	—	2,100	2,100	0.407499945

Amounts paid in 2015
First installment - April	—	1,000	1,000	0.194047593
Total	—	1,000	1,000	0.194047593

In October, 2015, the board of directors approved the payment of the second installment of the 2015 remuneration of the stockholders in the amount of US$500.

26.                               Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)             Operating income (loss) and adjusted EBITDA

Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss adding dividends received from joint ventures and associates and excluding the depreciation, depletion and amortization, impairment and results on measurement or sales of non-current assets.

	Three-month period ended (unaudited)
	September 30, 2015
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Loss on measurement or sale of non- current assets	Adjusted EBITDA
Ferrous minerals
Iron ore	3,278	(1,838)	(169)	(26)	(23)	(346)	876	—	298	48	1,222
Pellets	883	(508)	13	(1)	(5)	(81)	301	—	81	—	382
Ferroalloys and manganese	26	(31)	(2)	—	(4)	(5)	(16)	—	5	—	(11)
Others ferrous products and services	125	(70)	5	(1)	—	(18)	41	—	18	—	59
	4,312	(2,447)	(153)	(28)	(32)	(450)	1,202	—	402	48	1,652

Coal	127	(207)	(17)	(7)	(25)	(80)	(209)	—	80	—	(129)

Base metals
Nickel and other products (i)	1,011	(820)	8	(23)	(97)	(391)	(312)	—	391	—	79
Copper (ii)	336	(218)	(1)	(3)	—	(46)	68	—	46	—	114
	1,347	(1,038)	7	(26)	(97)	(437)	(244)	—	437	—	193
Fertilizers
Potash	41	(29)	(1)	(15)	(8)	(11)	(23)	—	11	—	(12)
Phosphates	560	(364)	(3)	(7)	(20)	(82)	84	—	82	—	166
Nitrogen	80	(51)	(1)	(1)	(1)	(6)	20	—	6	—	26
Others fertilizers products	17	—	—	—	—	—	17	—	—	—	17
	698	(444)	(5)	(23)	(29)	(99)	98	—	99	—	197

Others	21	(43)	2	(37)	—	(4)	(61)	19	4	—	(38)
Total	6,505	(4,179)	(166)	(121)	(183)	(1,070)	786	19	1,022	48	1,875

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-month period ended (unaudited)
	September 30, 2014
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Adjusted EBITDA
Ferrous minerals
Iron ore	4,260	(2,403)	(212)	(78)	(63)	(422)	1,082	24	422	1,528
Pellets	1,308	(695)	(10)	—	(7)	(74)	522	236	74	832
Ferroalloys and manganese	83	(62)	(4)	—	(5)	(8)	4	—	8	12
Others ferrous products and services	172	(128)	—	(5)	—	(30)	9	—	30	39
	5,823	(3,288)	(226)	(83)	(75)	(534)	1,617	260	534	2,411

Coal	201	(283)	(51)	(5)	(11)	(31)	(180)	—	31	(149)

Base metals
Nickel and other products (i)	1,763	(1,021)	78	(30)	(121)	(385)	284	—	385	669
Copper (ii)	359	(237)	(2)	(2)	(6)	(47)	65	—	47	112
	2,122	(1,258)	76	(32)	(127)	(432)	349	—	432	781
Fertilizers
Potash	43	(38)	(10)	(3)	5	(7)	(10)	—	7	(3)
Phosphates	534	(452)	(11)	(12)	(12)	(96)	(49)	—	96	47
Nitrogen	93	(64)	(4)	(1)	(1)	(12)	11	—	12	23
Others fertilizers products	29	—	—	—	—	—	29	—	—	29
	699	(554)	(25)	(16)	(8)	(115)	(19)	—	115	96

Others	217	(126)	(165)	(58)	(3)	(7)	(142)	—	7	(135)
Total	9,062	(5,509)	(391)	(194)	(224)	(1,119)	1,625	260	1,119	3,004

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Nine-month period ended (unaudited)
	September 30, 2015
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Loss (gain) on measurement or sale of non- current assets	Adjusted EBITDA
Ferrous minerals
Iron ore	9,385	(5,680)	(526)	(95)	(74)	(1,053)	1,957	—	950	103	3,010
Pellets	2,820	(1,668)	16	(3)	(19)	(254)	892	203	254	—	1,349
Ferroalloys and manganese	149	(130)	(2)	—	(14)	(16)	(13)	—	16	—	3
Others ferrous products and services	378	(266)	12	(3)	(1)	(61)	59	8	61	—	128
	12,732	(7,744)	(500)	(101)	(108)	(1,384)	2,895	211	1,281	103	4,490

Coal	418	(579)	(131)	(18)	(49)	(151)	(510)	—	151	—	(359)

Base metals
Nickel and other products (i)	3,586	(2,501)	(80)	(73)	(322)	(1,211)	(601)	—	1,211	—	610
Copper (ii)	1,119	(664)	(11)	(6)	(1)	(146)	291	—	146	—	437
Others base metals products	—	—	230	—	—	—	230	—	—	—	230
	4,705	(3,165)	139	(79)	(323)	(1,357)	(80)	—	1,357	—	1,277
Fertilizers
Potash	102	(70)	4	(38)	(16)	(24)	(42)	—	24	—	(18)
Phosphates	1,362	(923)	(23)	(20)	(42)	(202)	152	—	202	—	354
Nitrogen	237	(157)	(4)	(2)	(3)	(17)	54	—	17	—	71
Others fertilizers products	43	—	—	—	—	—	43	—	—	—	43
	1,744	(1,150)	(23)	(60)	(61)	(243)	207	—	243	—	450

Others	111	(102)	(97)	(100)	—	180	(8)	20	13	(193)	(168)
Total	19,710	(12,740)	(612)	(358)	(541)	(2,955)	2,504	231	3,045	(90)	5,690

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Nine-month period ended (unaudited)
	September 30, 2014
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Impairment	Adjusted EBITDA
Ferrous minerals
Iron ore	14,733	(6,701)	(748)	(207)	(120)	(1,592)	5,365	24	1,092	500	6,981
Pellets	3,993	(1,930)	(28)	—	(35)	(181)	1,819	455	181	—	2,455
Ferroalloys and manganese	261	(184)	(14)	—	(18)	(24)	21	—	24	—	45
Others ferrous products and services	594	(456)	5	(5)	—	(85)	53	—	85	—	138
	19,581	(9,271)	(785)	(212)	(173)	(1,882)	7,258	479	1,382	500	9,619

Coal	538	(822)	(145)	(8)	(28)	(358)	(823)	—	84	274	(465)

Base metals
Nickel and other products (i)	4,701	(2,767)	69	(95)	(381)	(1,109)	418	—	1,109	—	1,527
Copper (ii)	1,038	(615)	5	(3)	(13)	(119)	293	—	119	—	412
	5,739	(3,382)	74	(98)	(394)	(1,228)	711	—	1,228	—	1,939
Fertilizers
Potash	113	(103)	(12)	(11)	(5)	(21)	(39)	—	21	—	(18)
Phosphates	1,405	(1,194)	(47)	(35)	(42)	(274)	(187)	—	274	—	87
Nitrogen	257	(177)	(7)	(6)	(4)	(36)	27	—	36	—	63
Others fertilizers products	71	—	—	—	—	—	71	—	—	—	71
	1,846	(1,474)	(66)	(52)	(51)	(331)	(128)	—	331	—	203

Others	763	(488)	(273)	(129)	(3)	(21)	(151)	—	21	—	(130)
Total	28,467	(15,437)	(1,195)	(499)	(649)	(3,820)	6,867	479	3,046	774	11,166

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

b)             Adjusted EBITDA and information of assets by segment

	Three-month period ended (unaudited)
	September 30, 2015
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	1,222	398	26,464	1,085
Pellets	382	290	1,138	7
Ferroalloys and manganese	(11)	—	169	4
Others ferrous products and services	59	761	203	3
	1,652	1,449	27,974	1,099

Coal	(129)	338	4,598	330

Base metals
Nickel and other products (i)	79	18	26,261	328
Copper (ii)	114	164	2,199	40
	193	182	28,460	368
Fertilizers
Potash	(12)	—	130	—
Phosphates	166	—	3,873	55
Nitrogen	26	—	—	—
Others fertilizers products	17	—	—	—
	197	—	4,003	55

Others	(38)	1,132	2,331	18
Total	1,875	3,101	67,366	1,870

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Three-month period ended (unaudited)
	September 30, 2014
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	1,528	594	35,500	1,803
Pellets	832	790	1,786	55
Ferroalloys and manganese	12	—	264	8
Others ferrous products and services	39	1,187	321	28
	2,411	2,571	37,871	1,894

Coal	(149)	382	6,859	783

Base metals
Nickel and other products (i)	669	22	28,384	295
Copper (ii)	112	204	3,892	164
	781	226	32,276	459
Fertilizers
Potash	(3)	—	162	—
Phosphates	47	—	6,912	84
Nitrogen	23	—	—	—
Others fertilizers products	29	—	—	—
	96	—	7,074	84

Others	(135)	1,480	4,188	49
Total	3,004	4,659	88,268	3,269

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Nine-month period ended (unaudited)
	September 30, 2015
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	3,010	398	26,464	3,804
Pellets	1,349	290	1,138	33
Ferroalloys and manganese	3	—	169	12
Others ferrous products and services	128	761	203	9
	4,490	1,449	27,974	3,858

Coal	(359)	338	4,598	1,076

Base metals
Nickel and other products (i)	610	18	26,261	837
Copper (ii)	437	164	2,199	184
Others base metals products	230	—	—	—
	1,277	182	28,460	1,021
Fertilizers
Potash	(18)	—	130	—
Phosphates	354	—	3,873	161
Nitrogen	71	—	—	—
Others fertilizers products	43	—	—	—
	450	—	4,003	161

Others	(168)	1,132	2,331	65
Total	5,690	3,101	67,366	6,181

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Nine-month period ended (unaudited)
	September 30, 2014
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	6,981	594	35,500	4,260
Pellets	2,455	790	1,786	163
Ferroalloys and manganese	45	—	264	43
Others ferrous products and services	138	1,187	321	59
	9,619	2,571	37,871	4,525

Coal	(465)	382	6,859	1,977

Base metals
Nickel and other products (i)	1,527	22	28,384	914
Copper (ii)	412	204	3,892	381
	1,939	226	32,276	1,295
Fertilizers
Potash	(18)	—	162	—
Phosphates	87	—	6,912	183
Nitrogen	63	—	—	—
Others fertilizers products	71	—	—	—
	203	—	7,074	183

Others	(130)	1,480	4,188	384
Total	11,166	4,659	88,268	8,364

(i) Includes nickel and its by-products (ferro-nickel, copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

c)              Results by segment and revenues by geographic area

	Three-month period ended (unaudited)
	September 30, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	4,312	127	1,347	698	21	6,505
Cost and expenses	(2,660)	(256)	(1,154)	(501)	(78)	(4,649)
Loss on measurement or sale of non-current assets	(48)	—	—	—	—	(48)
Depreciation, depletion and amortization	(402)	(80)	(437)	(99)	(4)	(1,022)
Operating income (loss)	1,202	(209)	(244)	98	(61)	786

Financial result	(7,058)	9	(49)	(81)	3	(7,176)
Equity results from joint ventures and associates	(65)	(9)	(10)	—	(265)	(349)
Income taxes	4,633	(100)	(20)	(12)	2	4,503
Net income (loss)	(1,288)	(309)	(323)	5	(321)	(2,236)

Income (loss) attributable to noncontrolling interests	1	(53)	(54)	(1)	(12)	(119)
Income (loss) attributable to the Company’s stockholders	(1,289)	(256)	(269)	6	(309)	(2,117)

Sales classified by geographic area:
America, except United States and Brazil	82	12	206	19	—	319
United States of America	9	—	176	—	3	188
Europe	627	23	422	37	—	1,109
Middle East/Africa/Oceania	229	15	8	3	—	255
Japan	389	22	88	—	—	499
China	2,355	24	176	—	—	2,555
Asia, except Japan and China	225	30	226	13	—	494
Brazil	396	1	45	626	18	1,086
Net operating revenue	4,312	127	1,347	698	21	6,505

	Three-month period ended (unaudited)
	September 30, 2014
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	5,823	201	2,122	699	217	9,062
Cost and expenses	(3,672)	(350)	(1,341)	(603)	(352)	(6,318)
Depreciation, depletion and amortization	(534)	(31)	(432)	(115)	(7)	(1,119)
Operating income (loss)	1,617	(180)	349	(19)	(142)	1,625

Financial result	(3,364)	98	(71)	(32)	1	(3,368)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	(43)	(43)
Equity results from joint ventures and associates	109	7	(13)	—	(68)	35
Income taxes	381	12	(57)	13	(26)	323
Net income (loss)	(1,257)	(63)	208	(38)	(278)	(1,428)
Income (loss) attributable to noncontrolling interests	64	(8)	(19)	(8)	(20)	9
Income (loss) attributable to the Company’s stockholders	(1,321)	(55)	227	(30)	(258)	(1,437)

Sales classified by geographic area:
America, except United States and Brazil	151	—	389	7	27	574
United States of America	9	—	319	—	2	330
Europe	892	25	640	21	4	1,582
Middle East/Africa/Oceania	384	44	39	—	—	467
Japan	592	64	246	—	2	904
China	2,590	12	197	—	—	2,799
Asia, except Japan and China	514	56	263	16	—	849
Brazil	691	—	29	655	182	1,557
Net operating revenue	5,823	201	2,122	699	217	9,062

	Nine-month period ended (unaudited)
	September 30, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	12,732	418	4,705	1,744	111	19,710
Cost and expenses	(8,453)	(777)	(3,428)	(1,294)	(299)	(14,251)
Gain (loss) on measurement or sale of non-current assets	(103)	—	—	—	193	90
Depreciation, depletion and amortization	(1,281)	(151)	(1,357)	(243)	(13)	(3,045)
Operating income (loss)	2,895	(510)	(80)	207	(8)	2,504

Financial result	(10,873)	108	(253)	(146)	10	(11,154)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	97	97
Equity results from joint ventures and associates	(18)	(6)	(33)	—	(345)	(402)
Income taxes	5,471	(76)	(42)	(164)	(11)	5,178
Net income (loss)	(2,525)	(484)	(408)	(103)	(257)	(3,777)

Income (loss) attributable to noncontrolling interests	5	(83)	(124)	7	(22)	(217)
Income (loss) attributable to the Company’s stockholders	(2,530)	(401)	(284)	(110)	(235)	(3,560)

Sales classified by geographic area:
America, except United States and Brazil	279	16	843	52	—	1,190
United States of America	24	—	644	—	18	686
Europe	1,908	74	1,432	99	—	3,513
Middle East/Africa/Oceania	807	82	64	6	—	959
Japan	1,155	61	282	—	—	1,498
China	6,381	36	498	—	—	6,915
Asia, except Japan and China	864	132	720	50	—	1,766
Brazil	1,314	17	222	1,537	93	3,183
Net operating revenue	12,732	418	4,705	1,744	111	19,710

	Nine-month period ended (unaudited)
	September 30, 2014
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	19,581	538	5,739	1,846	763	28,467
Cost and expenses	(10,441)	(1,003)	(3,800)	(1,643)	(893)	(17,780)
Impairment of non-current assets	(500)	(274)	—	—	—	(774)
Depreciation, depletion and amortization	(1,382)	(84)	(1,228)	(331)	(21)	(3,046)
Operating income (loss)	7,258	(823)	711	(128)	(151)	6,867

Financial result	(3,143)	172	(270)	(23)	(14)	(3,278)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	(61)	(61)
Equity results from joint ventures and associates	579	27	(25)	—	(107)	474
Income taxes	(1,449)	(63)	(154)	39	(42)	(1,669)
Net income (loss)	3,245	(687)	262	(112)	(375)	2,333

Income (loss) attributable to noncontrolling interests	44	(30)	(143)	(15)	(29)	(173)
Income (loss) attributable to the Company’s stockholders	3,201	(657)	405	(97)	(346)	2,506

Sales classified by geographic area:
America, except United States and Brazil	534	3	994	29	39	1,599
United States of America	11	—	844	—	234	1,089
Europe	3,079	59	1,920	73	10	5,141
Middle East/Africa/Oceania	1,208	85	116	—	—	1,409
Japan	1,981	151	642	—	5	2,779
China	8,998	52	517	—	—	9,567
Asia, except Japan and China	1,563	179	674	31	—	2,447
Brazil	2,207	9	32	1,713	475	4,436
Net operating revenue	19,581	538	5,739	1,846	763	28,467

d)             Investment, intangible and property, plant and equipment by geographic area

There was no significant change in relation to the information of assets by geographic area disclosed in the financial statements for the year ended December 31, 2014.

27.                               Cost of goods sold and services rendered, and selling and administrative expenses and other operating expenses (income), net, by nature

a)        Cost of goods sold and services rendered

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Personnel	567	679	1,724	2,023
Material and service	980	1,305	2,925	3,809
Fuel oil and gas	315	417	974	1,273
Maintenance	595	823	1,939	1,938
Energy	139	172	452	450
Acquisition of products	168	386	672	1,242
Depreciation and depletion	861	991	2,655	2,735
Freight	909	879	2,534	2,466
Others	506	849	1,519	2,236
Total	5,040	6,501	15,394	18,172

Cost of goods sold	4,925	6,232	14,994	17,421
Cost of services rendered	115	269	400	751
Total	5,040	6,501	15,394	18,172

b)                 Selling and administrative expenses

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Personnel	56	108	212	318
Services (consulting, infrastructure and others)	26	51	80	143
Advertising and publicity	4	15	10	26
Depreciation and amortization	31	68	95	164
Travel expenses	3	5	9	16
Taxes and rents	3	6	13	15
Others	8	21	66	111
Total	131	274	485	793

c)             Others operational expenses (incomes), net

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Provision for litigation	(4)	(19)	20	106
Provision for loss with VAT credits (ICMS)	55	15	157	96
Provision for profit sharing program	1	66	20	114
Provision for disposal of materials and inventories	7	19	101	60
Gold stream transaction	—	—	(230)	—
Others	54	103	202	190
Total	113	184	270	566

Includes depreciation in the amount of US$47 for the three-month and nine-month periods ended 30 September, 2015.

28.                               Financial result

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Financial expenses
Interest	(239)	(105)	(662)	(889)
Labor, tax and civil lawsuits	10	(27)	(40)	(69)
Derivative financial instruments	(1,799)	(837)	(3,224)	(878)
Indexation and exchange rate variation (a)	(7,581)	(2,883)	(13,518)	(3,634)
Participative stockholders’ debentures	75	(87)	711	(377)
Expenses of REFIS	(138)	(194)	(425)	(530)
Others	(60)	(356)	(371)	(569)
	(9,732)	(4,489)	(17,529)	(6,946)
Financial income
Short-term investments	51	59	98	152
Derivative financial instruments	—	10	322	631
Indexation and exchange rate variation (b)	2,464	940	5,865	2,691
Others	41	112	90	194
	2,556	1,121	6,375	3,668
Financial results, net	(7,176)	(3,368)	(11,154)	(3,278)

Summary of indexation and exchange rate variation
Loans and financing	(6,913)	(2,670)	(11,035)	(1,175)
Related parties	—	—	(1)	1
Others	1,796	727	3,383	231
Net (a) + (b)	(5,117)	(1,943)	(7,653)	(943)

29.                               Deferred revenue - Gold stream

In 2013, the Company entered into a gold stream transaction (“original transaction”) with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

The original transaction was amended in March, 2015 to include an additional 25% of gold extracted during the life of the mine as a by-product of Salobo copper mine (“amended transaction”). The Company received up-front cash proceeds of US$900. The Company may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores until 2036. The additional amount could range from US$88 million to US$720 million depending on timing and size of the expansion.

As the gold is delivered to SLW, Vale receives a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered (which payment will be subject to an annual increase of 1% per year commencing on January 1, 2017 for the original and amended transactions and each January 1 thereafter) and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights of US$230 was recognized in the statement of income under other operating expenses, net. The portion related to the provision of future services for gold extraction was recorded as deferred revenue (liability) in the amount of US$532 and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-month period ended September 30, 2015 and 2014, the Company recognized US$23 and US$16, respectively, and during the nine-month period ended September 30, 2015 and 2014, US$70 and US$62, respectively, in statement of income related to rendered services related to the original and amended transactions.

The deferred revenue is recognized based on the units of gold extracted compared to the total of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between copper and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate.

30.                               Commitments

a)        Base metals operations

There has been no material changes to the commitments of the base metals operations disclosed in the financial statements as at December 31, 2014, except for letters of credit and guarantees in the amount of US$1,131 (US$1,007 at December 31, 2014) associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)                                     Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued. The Company paid as semiannual remuneration the amount of US$39 and US$52, respectively, for the nine-month period ended September 30, 2015 and 2014.

c)                                      Operating lease

The total amount of operational leasing expenses for the three-month period ended on September 30, 2015 and 2014 are US$83 and US$83, respectively, and for the nine-month period ended on September 30, 2015 and 2014 are US$218 and US$258, respectively.

d)                                     Concession agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

e)                                      Guarantees provided

At September 30, 2015, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled US$258 and US$1,163, respectively. Due to the conclusion of the energy generation assets transaction (note 6), the guarantee of Norte Energia S.A. is shared with Cemig GT.

31.                     Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale enters into contracts with related parties (associates, joint ventures and stockholders), related to the sale and purchase of products and services, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements are as follows:

	Assets
	September 30, 2015 (unaudited)		December 31, 2014
	Accounts receivable	Related parties	Accounts receivable	Related parties
Aliança Geração de Energia S.A.	3	—	—	—
Baovale Mineração S.A.	—	—	4	9
Ferrovia Norte Sul S.A.	3	—	9	—
Mitsui & Co., Ltd.	11	—	9	—
MRS Logística S.A.	2	23	3	24
Samarco Mineração S.A.	43	82	24	310
Teal Minerals Inc.	—	236	—	216
VLI Multimodal S.A.	5	—	25	—
VLI Operações Portuárias S.A.	29	—	26	—
VLI S.A.	1	—	9	—
Others	34	25	56	55
Total	131	366	165	614

Current	131	343	165	579
Non-current	—	23	—	35
Total	131	366	165	614

	Liabilities
	September 30, 2015 (unaudited)		December 31, 2014
	Suppliers	Related parties	Suppliers	Related parties
Aliança Geração de Energia S.A.	9	—	—	—
Baovale Mineração S.A.	19	—	4	—
Companhia Coreano-Brasileira de Pelotização	49	20	1	86
Companhia Hispano-Brasileira de Pelotização	24	6	32	—
Companhia Ítalo-Brasileira de Pelotização	34	10	1	47
Companhia Nipo-Brasileira de Pelotização	73	37	2	147
Ferrovia Centro-Atlântica S.A.	—	67	—	98
Mitsui & Co., Ltd.	11	—	11	—
MRS Logística S.A.	7	—	25	—
VLI S.A.	—	26	—	—
Others	18	51	32	37
Total	244	217	108	415

Current	244	141	108	306
Non-current	—	76	—	109
Total	244	217	108	415

	Three-month period ended (unaudited)
	September 30, 2015			September 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating, revenue	Costs and expenses	Financial results
Aliança Geração de Energia S.A.	6	—	—	—	—	—
Baovale Mineração S.A.	—	—	—	—	(5)	—
Companhia Coreano-Brasileira de Pelotização		(24)	—	—	(19)	—
Companhia Hispano-Brasileira de Pelotização	—	(16)	—	—	(15)	—
Companhia Ítalo-Brasileira de Pelotização	—	(20)	—	—	(14)	—
Companhia Nipo-Brasileira de Pelotização	—	(23)	—	—	(34)	—
Ferrovia Centro Atlântica S.A.	13	(9)	(1)	14	(14)	—
Mitsui & Co., Ltd.	41	—	—	25	—	—
MRS Logística S.A.	—	(110)	—	—	(164)	—
Samarco Mineração S.A.	20	—	—	49	—	—
VLI Operações Portuárias S.A.	28	—	—	43	—	—
VLI S.A.	42	—	—	34	—	—
Others	11	(5)	4	27	(5)	3
Total	161	(207)	3	192	(270)	3

	Nine-month period ended (unaudited)
	September 30, 2015			September 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating revenue	Costs and expenses	Financial results
Aliança Geração de Energia S.A.	6
Baovale Mineração S.A.	—	(20)	—	—	(15)	—
California Steel Industries, Inc.	—	—	—	183	—	—
Companhia Siderúrgica do Atlântico	—	—	—	—	(215)	—
Companhia Coreano-Brasileira de Pelotização	—	(58)	—	—	(68)	—
Companhia Hispano-Brasileira de Pelotização	—	(37)	—	—	(44)	—
Companhia Ítalo-Brasileira de Pelotização	—	(48)	—	—	(38)	—
Companhia Nipo-Brasileira de Pelotização	—	(73)	—	—	(108)	—
Ferrovia Centro Atlântica S.A.	37	(30)	(1)	47	(41)	—
Mitsui & Co., Ltd.	150	—	—	89	—	—
MRS Logística S.A.	—	(370)	—	—	(412)	—
Samarco Mineração S.A.	109	—	—	163	—	—
VLI Operações Portuárias S.A.	29	—	—	163	—	3
VLI S.A.	172	—	—	94	—	9
Others	43	(29)	5	80	(24)	10
Total	546	(665)	4	819	(965)	22

	Balance sheet		Statement of income (unaudited)
			Three-month period ended		Nine-month period ended
	September 30, 2015	December 31, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	(unaudited)
Cash and cash equivalents
Bradesco	307	23	5	1	6	1
	307	23	5	1	6	1
Loans and financing payable
BNDES	3,718	4,511	(21)	(49)	(57)	(145)
BNDESPar	378	589	(8)	(11)	(19)	(32)
	4,096	5,100	(29)	(60)	(76)	(177)

Remuneration of key management personnel

	(unaudited)
	Three-month period ended		Nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Short-term benefits	3	4	20	25
Wages or pro-labor	2	3	6	8
Direct and indirect benefits	1	1	6	6
Bonus	—	—	8	11

Long-term benefits	—	—	1	1
Based on stock	—	—	1	1

Termination of position	—	—	6	—
	3	4	27	26

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors
Governance and Sustainability Committee
Dan Antonio Marinho Conrado	Fernando Jorge Buso Gomes
Chairman	Arthur Prado Silva
Eduardo de Oliveira Rodrigues Filho
Sérgio Alexandre Figueiredo Clemente	Ricardo Rodrigues Morgado
Vice-President	Ricardo Simonsen

Marcel Juviniano Barros	Fiscal Council
Gueitiro Matsuo Genso
Tarcísio José Massote de Godoy	Marcelo Amaral Moraes
Fernando Jorge Buso Gomes	Chairman
Hiroyuki Kato
Oscar Augusto de Camargo Filho	Marcelo Barbosa Saintive
Luciano Galvão Coutinho	Cláudio José Zucco
Lucio Azevedo	Aníbal Moreira dos Santos
Alberto Guth	Raphael Manhães Martins

Alternate	Alternate
Arthur Prado Silva	Paulo Fontoura Valle
Moacir Nachbar Junior	Marcos Tadeu Siqueira
Francisco Ferreira Alexandre	Oswaldo Mário Pego de Amorim Azevedo
Gilberto Antonio Vieira	Pedro Paulo de Souza
Robson Rocha
Luiz Mauricio Leuzinger
Yoshitomo Nishimitsu	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Victor Guilherme Tito	Murilo Pinto de Oliveira Ferreira
Carlos Roberto de Assis Ferreira	Chief Executive Officer

Advisory Committees of the Board of Directors	Vânia Lucia Chaves Somavilla
Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Controlling Committee
Eduardo Cesar Pasa	Luciano Siani Pires
Moacir Nachbar Junior	Executive Officer (Finance and Investors Relations)
Oswaldo Mário Pego de Amorim Azevedo
Marcos Paulo Pereira da Silva	Roger Allan Downey
Executive Officer (Fertilizers, Coal and Strategy)
Executive Development Committee
Oscar Augusto de Camargo Filho	Gerd Peter Poppinga
Marcel Juviniano Barros	Executive Officer (Ferrous)
Fernando Jorge Buso Gomes
Tatiana Boavista Barros Heil	Galib Abrahão Chaim
Executive Officer (Capital Projects Implementation)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Humberto Ramos de Freitas
Dan Antonio Marinho Conrado	Executive Officer (Logistics and Mineral Research)
Gueitiro Matsuo Genso
Luiz Carlos Trabuco Cappi	Jennifer Anne Maki
Oscar Augusto de Camargo Filho	Executive Officer (Base Metals)
Luciano Galvão Coutinho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes	Murilo Muller
Eduardo de Oliveira Rodrigues Filho	Chief Accountant and Controllership Director
Tatiana Boavista Barros Heil	CRC-PR - 046788/O-5 “S” RJ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: October 22, 2015		Rogerio T. Nogueira
Director of Investor Relations